Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Enventis Corporation
Commission File No.: 0-13721

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CNSL - Consolidated Communications Holdings Inc Conference Call to discuss the merger with Enventis Corporation

EVENT DATE/TIME: JUNE 30, 2014 / 03:30PM GMT

CORPORATE PARTICIPANTS

 Matt Smith Consolidated Communications - VP Finance, Treasurer
 Bob Currey Consolidated Communications - Chairman, CEO
 Bob Udell Consolidated Communications - President, COO
 Steve Childers Consolidated Communications - CFO

CONFERENCE CALL PARTICIPANTS

 Barry Sine Drexel Hamilton - Analyst
 Frank Louthan Raymond James & Associates - Analyst
 Michael Rollins Citigroup - Analyst
 Donna Jaegers D.A. Davidson & Co. - Analyst
 Sal Muoio SM Investors - Analyst
 Sachin Shah Albert Fried & Company - Analyst
 Jason Meyers Light Reading - Media

 PRESENTATION

Operator

 Good day, ladies and gentlemen, and welcome to the Consolidated Communications conference call to discuss the acquisition of Enventis. (Operator Instructions). As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Matt Smith, Treasurer and Vice President of Investor Relations. Sir, you may begin.

Matt Smith - Consolidated Communications - VP Finance, Treasurer

Thank you, Sam. Good morning, everyone, and thank you for joining us today to discuss the transaction we announced this morning between Consolidated and Enventis.

We will be using a slide presentation during today's call that can be accessed via the investor relations section of our website at www.consolidated.com. At the conclusion of our presentation, we will open up the call for a question-and-answer session regarding the transaction.

Slide 2 of the presentation reflects that this material is not a substitute for the proxy statement Consolidated and Enventis will file with the SEC. Today's discussion may contain certain forward-looking statements, and we ask that you review the Safe Harbor language found in our press release, SEC filings, and slide 3 of the investor presentation, which describe factors that could cause our actual results to differ materially from those projected by us in our forward-looking statements.

With me on today's call are Bob Currey, Chairman and Chief Executive Officer; Bob Udell, President and Chief Operating Officer; and Steve Childers, Chief Financial Officer.

I will now turn the call over to Bob Currey for some opening remarks.

Bob Currey - Consolidated Communications - Chairman, CEO

Thank you, Matt, and good morning, everyone. We appreciate you joining us today on such short notice.

We are excited to announce that we have entered into a definitive agreement to acquire Enventis Corporation, formerly known as HickoryTech. This transaction continues our strategic focus on broadband and commercial services and enhances our long-term growth prospects. The transaction also reduces leverage and maintains a solid dividend payout ratio.

And I would like to publicly thank the Enventis management team and their Board for their support in working together to reach this important milestone today.

So let me turn to the presentation and start on slide 5. Enventis has built a strong business with competitive products and services over a 4,200-mile fiber network across a five-state footprint. They have focused their strategy around building a leading commercial and broadband company, which complements the successful transformation that we have achieved at Consolidated.

The combined company will have improved opportunities for success-based expansion into markets with strong demographics. And as we have previously stated, the last phase of our billing integration with SureWest will complete in the third quarter and ahead of the closing of the Enventis transaction. So the timing is perfect, and we should have a smooth path to integrating the companies and meeting the $14 million in synergy targets which we have set.

We have consistently stated that we are focused on delivering results that support our dividend, improve the balance sheet, and provide capacity for organic growth opportunities. This transaction enhances our position in each of these areas.

Now turning to slide 6, Enventis is headquartered in Mankato, Minnesota, and has extended its strong reputation into the Minneapolis area. In 2012, they acquired IdeaOne, expanding the footprint to Fargo with a significant fiber infrastructure. As you can see on the map, the fiber footprint extends from the Minneapolis hub up to Duluth, through Fargo, down to Sioux Falls, and over to Des Moines.

The demographics in the Mankato, Minneapolis, and Fargo markets are very good, with unemployment 3% to 4% and strong commercial growth. The attractiveness of these markets complements our existing diversified footprint very well.

Now on slide 7, let me provide a summary of the deal. The structure is an all-stock transaction with a fixed exchange ratio of 0.74 shares of Consolidated for each share of Enventis. The ownership split of the combined Company is 80% Consolidated and 20% Enventis. The overall transaction value is $350 million, including net debt of approximately $123 million.

The multiples, based on the last 12 months adjusted EBITDA, are 7.3 times before synergies and 5.6 times after expected synergies. And the transaction materially improves our leverage profile from our current 4.25 times net leverage to 3.8 times after expected synergies.

We have secured committed financing and there will be standard regulatory approvals, with an expected close date in the fourth quarter. Our Board will be expanded to include one member from the Enventis Board. And finally, the Enventis shareholders will be receiving a significantly higher dividend.

So with those comments, I will now turn it over to Bob Udell to provide an overview of Enventis.

Bob Udell - Consolidated Communications - President, COO

Thank you, Bob. Now turning your attention to slide 8 in the deck, similar to Consolidated, Enventis has over a century-old history of being the leading communications provider in the markets it serves.

The Company has made significant investments building out one of the most extensive fiber networks in the state of Minnesota. Utilizing their fiber-rich network, the company delivers advanced Internet protocol services to businesses, carriers, and consumers.

On the right side of the slide, you can see the kind of success Enventis has achieved by delivering strong revenue and EBITDA growth. The company's strategy and transformational success are displayed with the significant growth in its fiber and data segment, which by far outpaces its declines in traditional telecom area. We are also very excited about the cloud service launch they recently announced.

Turning to slide 9, the combined Company will continue to focus on growing fiber-based data services and offsetting the legacy business trends. With the additional scale and diversification, we will increase the commercial and carrier success-based growth opportunities and provide more competitive services to all of our combined customers.

Together, we will grow our product portfolio and develop more efficient ways to deliver services. We will use the proven methodology we have used in all of our other transactions to deliver a smooth integration.

And finally, our strategy of delivering long-term value for our shareholders does not change. The transaction improves our positioning and diversification from regulatory revenues, maintains a comfortable dividend payout ratio, and improves our overall capital structure.

So with that, I will turn the call over to Steve Childers, our Chief Financial Officer, to provide a financial overview of the transaction. Steve?

Steve Childers - Consolidated Communications - CFO

Thanks, Bob. Good morning, everyone.

On slide 10 reflects the benefits of what the combined Company will look like. Using the last 12 months financials, ending March 31, the pro forma revenue is approximately $785 million and adjusted EBITDA after the expected synergies are $346 million. Free cash flow, defined as adjusted EBITDA minus CapEx, is $212 million, while net leverage improves from 4.25 times to 3.84 times.

The improved capital structure provides significant strategic flexibility and better opportunities to drive lower interest costs in the future. Diversification is a key part of our strategy and this acquisition certainly improves our positioning. It lowers our reliance on subsidies and improves the opportunities to increase commercial and carrier growth.

Lastly, on slide 12, we have summarized many of the key benefits of the combination. The business and broadband focus, along with the enhanced product set and demographic diversity, provides the new Company with a robust and competitive product portfolio in an expanded footprint to drive organic growth.

The history and cultural similarities of our companies, along with our significant experience in bringing companies together, will allow us to provide a smooth integration and achieve our synergy targets. Finally, the deleveraging aspect of this transaction positions the Company well for the future.

So with that, we will now turn it open for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Barry Sine, Drexel Hamilton.

 Barry Sine - Drexel Hamilton - Analyst

Congratulations and happy early Fourth of July. Couple questions for you, one a softball, and then the other one a more complex math question. Your traditional synergy creation model when you have acquired companies is to apply your expertise in SMB sales, leveraging fiber assets of acquired companies like SureWest. And obviously, you are acquiring quite a fiber portfolio here, as well as some data centers. Can you talk about your ability to leverage the synergies? Where are the synergies going to come from? Is that primarily going to come, as it has in the past, from leveraging your ability to sell into that part of the market?

Steve Childers - Consolidated Communications - CFO

This is Steve. I will take the first shot at that. Basically when we're talking about the $14 million in synergies, those are basically OpEx synergies, and we are excited for all the positive attributes of the transaction that you mentioned, the fiber -- robust fiber network, the focus on commercial, a lot of the great things that the Enventis team is already doing.

We see that as upside, but we haven't -- when we are talking about synergies, we haven't necessarily factored that into that number. So Bob, I don't know if you have anything you want to add to that.

Bob Udell - Consolidated Communications - President, COO

Yes, Barry, it's Bob Udell. I think what I would add to that is we have not factored in additional sales resources like we have done in the other markets we've acquired through the SureWest transaction. And that's certainly an upside opportunity, and those deployment of resources would have to meet our investment thresholds, but we think there is great potential for that as we dig deeper into how we bring the two companies together.

Barry Sine - Drexel Hamilton - Analyst

If I were to compare -- I have seen what you have done with SureWest in terms of leveraging that opportunity. Is the opportunity as great, not as great as the old HickoryTech, a little further along in enterprise sales or small business sales than SureWest was? Can you size that for us?

Bob Udell - Consolidated Communications - President, COO

I think there is some good similarities. There is some great fiber assets there that we haven't totally evaluated in terms of the revenue upside, but we are very confident that our plan is, from an expense synergy perspective, very doable and that the revenue potential of leveraging that fiber network is what I would view as upside.

What I think is unique in this situation is they have done a recent announcement around cloud services that we find very interesting. It comes from their experience in the equipment and data segment, and they packaged it in a very neat way that we want to digest and see if it is something we can exploit to our other markets.

Barry Sine - Drexel Hamilton - Analyst

Okay, and then my other question, more of a math question, if I take slide 10, the key metrics where you walk through the pro formas and walk through free cash flow, if you can help me get from there to a pro forma calculation of what you guys call cash available to pay dividends, which I guess is the most important table every quarter when you report, walk through some of those other items.

The adjusted EBITDA that you have here, $346 million, I guess that's after year two. With the full synergies factored in, we're going to be a little bit lower than that. The first year probably is a negative. On interest, I think you have given guidance for about $100 million. You have got to refinance the notes that you have. If you can talk about taxes, tax implication, and then you guys also have the other net line on the investment distributions, which I guess are unaffected by this transaction. But if you could help us walk through how we should think about cash available to pay dividends as we look out to 2015, 2016, and so on.

Steve Childers - Consolidated Communications - CFO

Barry, you asked a lot of detailed questions, and we will try to be as helpful as we can on the model, but probably the way to think about it is we are obviously -- from the Consolidated side, we are going through a period where we will see some pressure from the subsidy side.

We will see an increase in cash taxes, but the way we are thinking about it in our model, payout ratio is probably going to be in the 65% range, 65% to 70% range in there. It's really important to us that we are under the 70% number, and that has given effect to what we are looking at the -- from a subsidy standpoint and also the increase in cash taxes.

And then, one thing I would call out with respect to the interest rate, a number, we are probably -- one thing to consider going into this transaction, we are -- committed financing, we are thinking about that just being a tack-on bond for right now. We will evaluate all opportunities when we get ready to go to market, but I also call your attention as you are modeling that the bond to the high coupon rate of 10-7/8, the call date on those are June 1, 2016, and we will probably take those out well before that time.

So, a lot of moving parts and we can help you with your model, but I think the way I would think about it, we're going to end up in a payout ratio basically of 65% to 70%, and we're going to be comfortable with that with the improved leverage profile.

Barry Sine - Drexel Hamilton - Analyst

That's great. I will give Matt a call after the call to go through some of these numbers. Thank you very much, and again, congratulations, guys.

Operator

Frank Louthan, Raymond James.

Frank Louthan - Raymond James & Associates - Analyst

Looking at some of their disclosure in their K about where their -- their network access line, can you give us some idea of how much of that is potentially at risk from Connect America Fund changes, if any of that is more special access type revenue, and how much of that is all subsidy?

And then on the equipment revenue side, not a lot of margin in that business. Are you going to keep that business running as is? Any chance to grow that business or improve the margins there, or is that something that you'd be looking to exit over time?

Steve Childers - Consolidated Communications - CFO

Frank, this is Steve. Thanks for the question. I will take the first part of that, and then Bob Udell will take the equipment sales piece.

With respect to the regulated revenue line, as we look on page 10, the metric -- we actually think this transaction improves our exposure position relative to subsidies. Enventis has roughly $6 million in high cost support today. Again, they are -- depending on the ILEC and the state that they are in, they are either average cost or rate of return. It has implications to us as a price cap company going forward, but we think we will be able to protect that $6 million or keep it pretty straight.

From an access standpoint, we really don't see anything -- they are having a similar step down on rates, getting parity on their rates under the rate of return plan as well, but nothing really significantly material or unusual compared to what we are seeing on our side, so we are not all that worried about it.

Bob Udell - Consolidated Communications - President, COO

Yes, in reference, Frank, to the equipment business, we're still learning about that business, and while it appears to be low margin, specifically due to the size of the equipment deals and the margin associated with that, they are doing a really nice job of leveraging that skill set across their entire business and we want to determine how we can best use that before we would even consider any kind of rationalization of that business.

And unique to them, they have got a significant resource pool that is Cisco certified and they have a really high-margin maintenance product within that equipment business that is attractive, so it's not a revenue stream that we want to sacrifice anytime soon.

And again, as we get closer to the closing and past closing, we're going to spend some time really understanding it better. But it's more interesting than what the margins would imply it should be.

Frank Louthan - Raymond James & Associates - Analyst

Okay, great. And Steve, you made a comment at the end of the last question about maybe assuming that it's a tack on to the bond. One, I certainly hope not, and then, you said you might be able to take those bonds out before they are due. I thought they had a no-call feature.

So maybe just for sake of argument, if you had to go to the senior bank market or something like that, what do you think -- what kind of rate do you think you could get? And have you talked to borrowers about possibly refinancing that, rather than adding on more of those bonds?

Steve Childers - Consolidated Communications - CFO

Frank, so here is the way to think about it. Number one, we're totally focused on getting -- the signing last night and to announcing the deal today. The commitment papers that we put forth are based on a tack-on, and, like I said, we will continue to evaluate all the options to us going forward.

So we haven't really probed with the -- if your question was on the senior credit side, we haven't done that. People have given us different rates on the -- if we did a new bond. They're obviously significantly better than our 10-7/8, so, again, we'll just do the simple math of I think if you consider the tax benefit of right of the redemption to [a lee], at some point in time prior to June 1, 2016, it does make sense to take -- on an MPV basis, to look at taking those notes out.

But for -- and I apologize if I confused the issue, but today, we are looking at the simplest path forward, which is the tack-on. That's what the commitment papers to Enventis were based on.

Frank Louthan - Raymond James & Associates - Analyst
Okay, now I understand. Okay. And then one last thing, how much of their CapEx is for the fiber network and for growth versus maintenance kind of CapEx? Are they running a pretty high investment CapEx rate currently?

Bob Udell - Consolidated Communications - President, COO
Their CapEx strategy, Frank, Bob Udell, is really similar and balanced as compared to ours. It is about two-thirds growth, one-third maintenance. It's a high-quality infrastructure they have maintained well. And that's why we haven't modeled any significant CapEx synergies, because it's pretty close to our sweet spot.

Frank Louthan - Raymond James & Associates - Analyst

All right, that's great. Thank you.

Operator
Michael Rollins, Citi.

Michael Rollins - Citigroup - Analyst
Thanks for taking my questions. I have two questions, if I could. The first was -- I was just looking at the guidance that was provided, and it talked about, I guess off the first quarter, the idea that net debt would end the year -- I think the number was between $133 million and $135 million for Enventis versus the under $123 million at the end of the first quarter. And I was just curious what was going to cause that cash flow burn between what they're going to end in March and the end of the year. And then, I had a second question, a follow-up, after that.

Steve Childers - Consolidated Communications - CFO
Mike, I think that's just the net debt. I think the $133 million or $135 million, whatever number you said, is the gross number, and there was $10 million or $12 million of cash on the balance sheet, so when we're looking at it, we're obviously looking at it on a net debt basis.

Michael Rollins - Citigroup - Analyst
Okay, so the Company is not going to burn free cash flow for the balance of the year or there is no one-time investments or issues that we need to be looking out for?

Steve Childers - Consolidated Communications - CFO
No, no, nothing that we're aware of or nothing that we have built into our model, so we don't believe there is a negative burn going forward.

Michael Rollins - Citigroup - Analyst
And then, secondly, can you just talk about how to think about cash taxes, and does this transaction provide additional savings or deferrals of taxes for the entire consolidated Company?

Steve Childers - Consolidated Communications - CFO
No, unlike the SureWest deal where we had a nice little $84 million NOL, this one is pretty straightforward. They are a -- I wouldn't say -- there are no cash tax attributes that are necessarily going to bring down our cash tax trajectory, so I would think about modeling it at a 35%, 36%, wherever you think the effective rate is.

Michael Rollins - Citigroup - Analyst
Great, thanks for the help on this question.

Operator
Donna Jaegers, D.A. Davidson.

Donna Jaegers - D.A. Davidson & Co. - Analyst
Congrats. It looks like a good deal. I just have one question. On the cost synergies, typically when companies buy these smaller publicly traded telcos, there is usually around $20 million in synergies from transferring those headquarter functionalities to your headquarters. Is there something different with this deal or are you guys just being conservative on the synergies?

Steve Childers - Consolidated Communications - CFO
Donna, I think the one way to look at it, you can be the judge of whether it is a conservative number or however you want to look at it, but it is $14 million. It is basically 10% of their total company OpEx. I think as Bob Udell alluded to earlier, that number -- we're really not sure where the EIS business is going at, so we're really looking at the consolidated or the total Company number without the equipment business in there, and again, if you normalize that number, it is representative to what we have done on other transactions.

Donna Jaegers - D.A. Davidson & Co. - Analyst
Okay, all right, thanks.

Operator
[Alex Cernelli], SM Investors.

Sal Muoio - SM Investors - Analyst

This is Sal Muoio at SM. I just want to say, well, congratulations, and it's a very nice -- in addition to your stock, we have owned Enventis. It is just a beautiful little company, and it seems like you are paying a very fair price in the way it's structured to bring down your leverage a bit. It's a nice deal. It looks like a very nice deal for you. So, congratulations on that.

And I had a couple of just brief questions. Is there any others out there? It's structured in such a nice way for you and we think they are somewhat of a unique company, but any other things you could do along the same lines?

And I also wanted to ask you if -- we weren't aware if -- did they run a process or did you just know them and negotiated? And which states do you need to go to get approval here? Obviously, Minnesota, but is there -- Wisconsin, any other state approval, Iowa? Any other state approvals you need to go for here?

Steve Childers - Consolidated Communications - CFO

How about I start it off? This is Steve. I will start the last question on the regulatory approval, Bob Currey will do the process question, and Bob Udell will do the M&A question, so give them time to think about it.

But on the approval process, there are several state application processes that we have to go through. Of course, the FCC 214 and Hart-Scott-Rodino, but from a state regulatory perspective, we do need approval in Minnesota for both the ILEC and the CLEC and we need approval from Iowa on the ILEC side. And we expect to get those within a 4- to 6-month period.

Bob Udell - Consolidated Communications - President, COO

Yes, Bob Udell here. With regards to the future M&A, this transaction is our focus for now -- integration planning, execution on or better than planned. As we think about future deals, our strategy for acquisition activity remains the same. If it is attractive, we will think about it, and we certainly can't disclose those conversations until it's publicly disclosable, but for now, our focus is this integration and that's our priority.

Sal Muoio - SM Investors - Analyst

Terrific.

Bob Currey - Consolidated Communications - Chairman, CEO
And on how the deal came together, we have known Enventis for some time, and I have known John Finke and watched him transition that business and develop it into a fiber-rich in attractive markets. And so, a combination of the two businesses with similar backgrounds just made a lot of sense. And any further comments, probably we should wait until they are available in the proxy.

Sal Muoio - SM Investors - Analyst
Thank you.

Operator
(Operator Instructions). Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst
Just a couple questions. On the SureWest transaction, I know it took a little bit of time because of the exchange offer near the end and California PUC. You mentioned Minnesota and Iowa. Are you expecting this not exchange offer, just exchange ratio, are you expecting a similar timeframe, 147, 150 days, or could it be sooner because this deal seems much cleaner in respect to the SureWest deal?

Steve Childers - Consolidated Communications - CFO
Yes, this is Steve. We are -- our committed financing is out there for seven months, but we will start the regulatory planning approval process today, and we do not think -- the states of Minnesota and Iowa that we need approval in, we don't think will be anywhere near as challenging as maybe California was. And we still got that done in five months.

So, we think looking at this as within 120 days or quicker would probably -- is probably the way to think about it.

Sachin Shah - Albert Fried & Company - Analyst
Okay, perfect. Now there were some NOLs at the SureWest deal, just under [70]. I think that there is some NOLs at Enventis, and then, obviously, you guys have NOLs. So just wanted to understand the $14 million that you cited, I am not sure if that much was discussed on the tax side, so can you maybe just talk a little bit about if there are any kind of tax benefits, synergies, maybe some rollover NOLs that you could be using from previous transactions organically, and then, obviously, the Enventis deal?

Steve Childers - Consolidated Communications - CFO
To answer your question, the $14 million in synergies that we have targeted are all OpEx synergies. There is no kind of tax arbitrage in that number.

As we talked a little bit about earlier in the call, unlike SureWest that did have a really nice amount of NOLs, the Enventis situation, they might have some NOLs at the state level, but none really at the federal level, so there is really no kind of significant positive tax attributes, I guess. It is just standard tax situation for Enventis, and then we are also -- just to be clear about it, we're burning through our NOLs on the CNSL side, and we will exhaust those by the end of the year, so that's why our guidance is stepped up for 2014 versus what we paid in 2013.

Sachin Shah - Albert Fried & Company - Analyst
Okay, one last question, if you don't mind. On the FCC, it was pretty swift, clean on the SureWest deal, but things have changed. Just want to understand your thought process. It seems like it shouldn't be an issue here, but the FCC does have a lot on their plate. Can you just -- did you have conversations with them on this deal previous to today's announcement just to get a feeling of how they can put this on the fast track to getting what you guys need, so you can close it, rather than waiting behind the line of some of the other transactions that have been announced thus far this year?

Bob Udell - Consolidated Communications - President, COO
Yes, we don't see a long process with the FCC. This is a standard 214 approval process. It is a small transaction compared to the other things they have had to say grace over, so I think we should expect no different scenarios than what we saw with the SureWest transaction.

Sachin Shah - Albert Fried & Company - Analyst
Excellent. Thank you. Congratulations.

Operator
Jason Meyers, Light Reading.

Jason Meyers - Light Reading - Media
Bob Udell mentioned the cloud services that Enventis announced last week. I'm just curious if Consolidated already offers any of those types of services, if this will signal more of a focus on business customers, and if you have plans at this point to expand those services into the new territories?

Bob Udell - Consolidated Communications - President, COO
Yes, we actually have been partnering on a market-by-market basis with third-party cloud service providers and have been exploring that in a more aggressive way over the last couple quarters. This gives us a nice -- a more nicely packaged alternative to consider, and we would consider expanding it to our other markets if we can digest it and see a nice clean path to doing so.

But I would remind you, our strategy is to be a solid, high-quality, customer-friendly network service provider, and so, our data center product, cloud services, those things are layered on our Metro Ethernet platform, and Enventis has done that in a similar way and, with their equipment business, been fairly effective in developing a cloud service portfolio that we find very interesting.

Jason Meyers - Light Reading - Media
Okay, thank you.

Operator
(Operator Instructions). At this time, I am showing no further questions. I would like to turn the call back to Bob Currey for any closing comments.

Bob Currey - Consolidated Communications - Chairman, CEO
Yes, a couple comments. Thanks for joining us today and the nice compliments that you gave us on the transaction. I hope that we conveyed our excitement about this transaction and how much we look forward to working with the Enventis team.

This is a great day for Consolidated Communications and we are tremendously excited about the opportunities. So, again, thanks and have a great day.

Operator
Ladies and gentlemen, thank you for participating in today's conference. This does conclude today's program. You may all disconnect. Everyone, have a wonderful day.

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The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this report are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of Enventis and successfully integrate Enventis’ operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of Enventis, including economic and financial market conditions generally and economic conditions in the Company’s and Enventis’ service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and Enventis’ network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and Enventis’ filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this report.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and Enventis will file with the Securities and Exchange Commission.  Investors in the Company or Enventis are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company and Enventis with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to Enventis Corporation, P.O. Box 3248, Mankato, MN 56002, Attention: Investor Relations.  A final proxy statement or prospectus/proxy statement will be mailed to the Company’s stockholders and Enventis’ shareholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and Enventis, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for its 2014 annual meeting of stockholders.  Information about the directors and executive officers of Enventis is set forth in its proxy statement for its 2014 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.